Exhibit 12.1

W&T Offshore, Inc.

Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of consolidated earnings to fixed charges for the periods presented:

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands except ratios)
	(unaudited)
Income (loss) before income taxes	$67,113	$(292,396)	$(1,247,702)	$(16,120)	$80,096
Add: Fixed charges	46,091	93,063	104,870	87,193	85,902
Add: Amortization of capitalized interest	—	5,207	40,158	4,538	4,380
Less: Capitalized Interest	—	(520)	(7,256)	(8,526)	(10,058)

Earnings before fixed charges	$113,204	$(194,646)	$(1,109,930)	$67,085	$160,320

Fixed Charges:
Interest expense, net of capitalized interest	$45,836	$92,271	$97,336	$78,396	$75,581
Capitalized interest	—	520	7,256	8,526	10,058
Portion of rental expense representative of an interest factor	255	272	278	271	263

Total fixed charges	$46,091	$93,063	$104,870	$87,193	$85,902

Ratio of earnings to fixed charges	2.5	N/A (1)	N/A (2)	N/A (3)	1.9

(1)	The ratio was not meaningful. Earnings were inadequate to cover fixed charges for the year ended December 31, 2016 by $287.7 million, which included a ceiling test write-down of oil and gas properties of $279.1 million and a gain on exchange of debt of $123.9 million.
(2)	The ratio was not meaningful. Earnings were inadequate to cover fixed charges for the year ended December 31, 2015 by $1,214.8 million, which included a ceiling test write-down of oil and gas properties of $987.2 million.
(3)	The ratio was less than one-to-one coverage. Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by $20.1 million.